Exhibit 4(vi)

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK

We are incorporated in the State of Delaware. The rights of our stockholders are generally covered by Delaware law and our restated certificate of incorporation and amended and restated by-laws. The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law. Our restated certificate of incorporation and amended and restated by-laws are filed as exhibits to our Annual Report on Form 10-K.
Authorized Capital Stock
We are authorized to issue up to 800 million shares of common stock, par value $0.10 per share, and 20 million shares of preferred stock, without par value. Our common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Common Stock
The following briefly summarizes the material terms of our common stock.
Voting Rights
Each share of common stock is entitled to one vote, and a majority of the votes cast with respect to a matter will be sufficient to authorize action upon that matter. Directors are elected by a majority of the votes cast. Stockholders do not have the right to cumulate their votes in the election of directors.
No Preemptive or Conversion Rights
Our common stock does not entitle its holders to any preemption, redemption, conversion, sinking fund or subscription rights.
Assets Upon Dissolution
In the event of our liquidation, dissolution or winding-up, holders of common stock are entitled to receive proportionately any assets legally available for distribution to our stockholders with respect to shares held by them, subject to any prior or equal rights of any of our preferred stock then outstanding.
Dividends
Holders of common stock are entitled to receive ratably the dividends or distributions that our Board of Directors may declare out of legally available funds. In addition, the payment of distributions to stockholders is subject to any prior or equal rights of outstanding preferred stock.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Shareowner Services LLC.
Anti-Takeover Provisions of Delaware Law
We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless, among other exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Charter and By-laws Anti-Takeover Provisions
Our restated certificate of incorporation provides for the issuance by the Board of Directors of up to 20 million shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. No shares of preferred stock are outstanding.
Preferred stockholders could also make it more difficult for a third party to acquire our Company. The authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our Company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our Company.
Our amended and restated by-laws establish an advance notice procedure for stockholders to bring matters before an annual or special meeting, including proposed nominations of persons for election to our Board of Directors. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. Our amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company. Our amended and restated by-laws also permit stockholders representing ownership of no less than 25% or more of the outstanding shares of all classes of capital stock entitled to vote thereat to call a special meeting of the stockholders, provided that the stockholders satisfy the requirements specified therein.